EXHIBIT 99.1

                                     [LOGO]

                                 PUBLICIS GROUPE

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                                  PRESS RELEASE

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                                                       PARIS, MARCH 3, 2006

CONTACTS AT PUBLICIS GROUPE:

PIERRE BENAICH,INVESTOR RELATIONS       +33 1 4443 6500

EVE MAGNANT, CORPORATE COMMUNICATIONS   +33 1 4443 7025


                             ANNUAL RESULTS -- 2005
                     RECORD PERFORMANCES FOR ALL INDICATORS


OPERATING MARGIN*: 60 BASIS POINTS INCREASE TO 15.7%.

OPERATING INCOME on ordinary business before amortization of acquisition-related intangibles and impairment of goodwill: up 11.9% TO EURO649 MILLION.

REVENUE: up 7.7%, as announced Feb. 7, with ORGANIC GROWTH* NEARING 7%. Total exceeding four billion euro, at EURO4,127 MILLION.

NET INCOME: UP 39% TO EURO386 MILLION.

NET DEBT*: EURO207 MILLION at December 31, 2005, down from EURO618 million a year earlier.

AVERAGE NET DEBT*: 27% LOWER THAN IN 2004, AT EURO925 MILLION.

DEBT RATIO*: DOWN TO 0.10 compared with 0.37 at December 31, 2004.

FREE CASH FLOW* before changes in working capital: 18% IMPROVEMENT to EURO478 million.

FULLY DILUTED EPS*: UP 36.4% TO EURO1.76.

Shareholders will be asked to approve a DIVIDEND OF EURO0.36 PER SHARE, a 20% increase over 2004, after a 15% increase a year earlier.

*See appended definitions and notes                                          1/1

Publicis Groupe Chairman & CEO MAURICE LEVY commented on the year's results:

"WE ARE EXTREMELY SATISFIED WITH OUR 2005 RESULTS. TEAMS FROM ACROSS PUBLICIS GROUPE MORE THAN MET EXPECTATIONS ONCE AGAIN, WITH SIGNIFICANT IMPROVEMENT IN ALL KEY INDICATORS. THE RESULTS CLEARLY DEMONSTRATE THEIR CAPACITY TO MEET ALL THEIR COMMITMENTS -- AND MORE.

SUCCESSES DURING THE YEAR INCLUDED REMARKABLE CREATIVE ACHIEVEMENTS AS WELL AS A COMBINATION OF STRONG ORGANIC GROWTH, A NET NEW BUSINESS TOTAL WHICH SETS AN INDUSTRY RECORD, AND MARKED IMPROVEMENT IN PROFITABILITY. HEALTHY CASH INFLOWS PROVIDED SCOPE FOR THE REDUCTION OF OUR NET DEBT/EQUITY RATIO TO JUST 0.10, ITS LOWEST LEVEL IN SIX YEARS. AT THE SAME TIME, WE COMPLETED A NOTABLE SIMPLIFICATION OF OUR BALANCE SHEET.

THIS PERFORMANCE IS ROOTED IN A VIRTUOUS CIRCLE OF ACTION THAT ENCOMPASSES STRATEGY AND FLAWLESS EXECUTION BY INTENSELY MOTIVATED TEAMS -- TEAMS WHOLEHEARTEDLY DEDICATED TO THE INTERESTS OF THEIR CLIENTS. IT SHOWS HOW MUCH OUR GROUP CAN ACCOMPLISH THANKS TO THE BREADTH OF ITS RESOURCES, AND THE DEPTH AND QUALITY OF ITS OFFERING. THESE RESULTS CERTAINLY OWE NOTHING TO CHANCE. I BELIEVE THAT WE ARE NOW AT THE BEGINNING OF A FRESH CYCLE OF GROWTH THAT WILL ENABLE US TO CONSISTENTLY OUTPERFORM OUR COMPETITORS. NOT ONLY HAVE WE SHOWN THAT WE HAVE A WINNING STRATEGY, BUT OUR SUCCESSES ARE CREATING THEIR OWN MOMENTUM. ALL THIS LEADS ME TO BE CONFIDENT THAT WE WILL AGAIN REPORT VERY SATISFACTORY RESULTS IN 2006."

Maurice Levy, Chairman and CEO, presented the financial statements and management report for the 2005 financial year to the Supervisory Board, presided by Mrs Elisabeth Badinter, at its meeting on Thursday, March 2, 2006.

THE ANNUAL GENERAL MEETING is to be held at Publiciscinemas, 133 avenue des Champs Elysees, Paris 8, at 10 a.m. on Wednesday June 7, 2006.

*See appended definitions and notes                                          2/2

KEY FIGURES FOR THE YEAR TO DECEMBER 31, 2005

IFRS -- EURO millions

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                                        2005          2004         CHANGE
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   REVENUE                              4,127         3,832        6.8%

                                                                 ORGANICALLY
----------------------------------

   OPERATING INCOME BEFORE                765           699       +9.4%
   DEPRECIATION AND AMORTIZATION
----------------------------------
   AS A PERCENTAGE OF REVENUE           18.5%         18.2%
----------------------------------
----------------------------------

   OPERATING INCOME on ordinary           649           580       +11.9%
   business before amortization
   of acquisition-related
   intangibles and impairment of
   goodwill
----------------------------------
   AS A PERCENTAGE OF REVENUE           15.7%         15.1%

   PROFIT ATTRIBUTABLE TO EQUITY          386           278        +39%
   HOLDERS OF THE PARENT


   Fully diluted EPS                 EURO1.76      Euro1.29      +36.4%

   Dividend per share                EURO0.36      Euro0.30        +20%
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1 - VIGOROUS ORGANIC GROWTH

REVENUE FOR 2005 AMOUNTED TO EURO4,127 MILLION, driven by ORGANIC GROWTH (i.e., at constant scope of consolidation and exchange rates) REACHING 6.8%. Significantly, all geographical regions contributed to this performance, with growth at 3.8% in Europe, 8.0% in North America, 10.3% in the Asia-Pacific area, 9.7% in Latin America and 17.7% in the rest of the world. All group entities made positive contributions.

2 - NET NEW BUSINESS SETS RECORD

Net new business won in 2005 reached a record $9.8 billion (EURO7.8 billion), the highest figure ever recorded in the worldwide advertising industry. This won Publicis Groupe first place in the New Business rankings published by Bear Stearns on Jan. 9, 2006.


*See appended definitions and notes                                          3/3

3 - OPERATING MARGIN AT 15.7%

OPERATING MARGIN rose from 15.1% in 2004 to 15.7% in 2005, the best performance in the industry worldwide. This reflected a satisfactory conversion rate of incremental revenue from new business wins in 2004 and 2005, as well as an overall decline in operating costs as a result of the rationalization of our organization.

Significantly, operating margin calculated on an IFRS basis was also better than the 15.4% reported on the basis of French GAAP in 2004 despite additional charges (primarily for stock options).

All geographical regions contributed to this improvement in operating margin.

In 2006 and 2007, we will see a continuation of the implementation of the Horizon program, aimed at reducing costs and rationalizing our business structures around the world.


4 - NET INCOME UP 39%

Net income, excluding minority interests, rose 39% to EURO386 million, from EURO278 million in 2004. This strong performance was mainly attributable to an improvement in operating income, together with a decline of EURO22 million in net interest and other financial expenses. The effective tax rate declined from 36.5% in 2004 to 32% in 2005 in connection with the reorganization of legal structures and the reduction in the number of corporate entities.

Net income also includes non-recurring items, among them a capital gain on the sale to JC Decaux of equity interests held by Media & Regies Europe. Headline net income showed a rise of 31.2% from EURO269 million in 2004 to EURO353 million in 2005.


5 - FULLY DILUTED EPS UP 36.4%

Fully diluted earnings per share rose 36.4% from EURO1.29 to EURO1.76, while diluted headline earnings per share increased to EURO1.62, a rise of 30% from EURO1.25 in 2004.


6 - WORKING CAPITAL IMPROVED BY EURO74 MILLION

Working capital again showed a significant improvement, adding EURO74 million. This follows the EURO264 million improvement registered in 2004, an important stage in the drive for more efficient cash management. This provides a further illustration of the effectiveness of the Focus on Cash program.

*See appended definitions and notes                                          4/4

7 - DEBT AT ITS LOWEST SINCE 1999

NET DEBT, which stood at EURO618 million on an IFRS basis at the end of 2004, FELL TWO-THIRDS TO EURO207 MILLION AT DECEMBER 31, 2005.

Average net debt over the year registered a EURO345 million decline to EURO925 million - a drop of 27% from EURO1,270 million in 2004.

The net debt/equity ratio fell from 0.37 to an exceptionally low 0.10, a level not reached since 1999. This is significantly better than the 0.5 included in our Groupe's OPTIMUM RATIOS.

In December 2005, Publicis Groupe won investment-grade rating from the world's two leading rating agencies. These were BBB+ from Standard & Poors and Baa 2 from Moody's, with both adding a stable outlook.

Finally, at December 31, 2005 available cash and credit facilities represented a total of EURO3.6 billion, with undrawn committed credit facilities accounting for EURO1.3 billion and cash for EURO2 billion.


8 - BALANCE-SHEET SIMPLIFICATION

In 2005 and early 2006, Publicis Groupe completed three important new stages in the process of balance-sheet simplification:

o Early redemption of 62% of the nominal amount of the 2018 OCEANE convertible bond issue through the exercise of an additional put option granted to holders in February 2005, followed by early redemption of a further 6.5% with the exercise of the January 2006 put option

o A related straight Eurobond issue, the group's first, for an amount of EURO750 million in January 2005

o A tender offer initiated in January 2005 for the purchase of equity warrants issued in 2002, winning a favorable response with 79.78% of the 27,709,748 warrants in circulation tendered. The Group committed EURO199 million for this purpose.

Altogether, over a period of 18 months, a significant number of complex securities with potential for dilution were pared down or eliminated completely from the balance sheet. This removed the potential for the issuance of almost 35 million shares, equal to 17% of shares currently outstanding.


9 - FREE CASH FLOW TOPS EURO500 MILLION

As announced, Publicis Groupe continued its drive to bolster treasury and in 2005 generated free cash flow totaling EURO552 million, including EURO478 million before changes in working capital -- an 18% improvement over 2004. This healthy performance reflects an increase in cash flow from operations combined with a tight rein on capital expenditure. Publicis Groupe thus confirms its capacity to consistently generate free cash flow before changes in working capital of at least EURO400 million a year.

*See appended definitions and notes                                          5/5

10 - DIVIDEND PER SHARE UP 20%

Shareholders will be asked to approve a further healthy increase in the dividend to Euro0.36 per share at their Annual General Meeting on June 7, 2006. This proposed dividend increase represents a 20% increase over 2004. It will be payable on July 4, 2006.


11 - SUPERVISORY BOARD MEMBERSHIP

The Supervisory Board has approved the resolutions to be submitted to shareholders at their next general meeting on June 7.

Mr Robert L. Seelert, whose term of office expires on that date, has asked that it not be renewed. To succeed him, shareholders will be asked to appoint Mrs Leone Meyer, Chairman of the Supervisory Board of Societe Anonyme des Galeries Lafayette from 1998 to 2005 and currently Chairman of Phison Capital SAS. Phison Capital recently became a Publicis Groupe shareholder, with an equity interest over 4%.

Following Mr Robert Badinter's decision to end his term of office on the occasion of his 78th birthday, the Supervisory Board co-opted Mr Michel Halperin, attorney and President of the Grand Conseil of Geneva, Switzerland, for the remainder of Mr Badinter's term.

The Supervisory Board thanked Mr Seelert and Mr Badinter for their valuable contribution during their terms of office.


12 - CONTINUING DEPLOYMENT OF DEVELOPMENT STRATEGY

In 2005, Publicis Groupe continued its strategy of targeted acquisitions to reinforce its positions in SAMS (Specialized Agencies and Marketing Services). Additions to the Groupe included eventive, the leader in event communications in Austria and Germany, which is joining Publicis Events Worldwide; Solutions, the number-one marketing service agency in India; and PharmaConsult, a leader for healthcare communications in Spain. Acquisitions also included a majority interest in Freud Communications, a leading public relations agency in the UK.

Publicis Groupe's development priorities are above all to provide effective service to clients by giving them the tools and resources they need to win a competitive advantage. Our growth is equally contingent on offering clients a wider range of services, most notably through a holistic approach to communications. This growth will be underpinned by winning new business, notably in local markets, and by strengthening our positions in emerging markets and in SAMS, through targeted acquisitions in direct marketing, public relations, CRM and interactive communications, events and healthcare communications.

*See appended definitions and notes                                          6/6

PUBLICIS GROUPE (Euronext Paris: FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 104 countries on six continents.

Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%-owned Bartle Bogle Hegarty,; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and healthcare communications.

Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM

*See appended definitions and notes                                          7/7

                                   APPENDIX 1
                              DEFINITIONS AND NOTES

ORGANIC GROWTH:

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2004 Revenue                                       3,832
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Currency Impact                                    27
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Acquisitions and disposals                         5
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2004 Revenue @ 2005 rates and structure(b)         3,864
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2005 Revenue (a)                                   4,127
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Organic growth: (a/b)                              6.8%
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OPERATING MARGIN: operating margin on ordinary business before amortization of acquisition-related intangibles and impairment of goodwill as a percentage of revenue.

HEADLINE NET INCOME:

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                 (IN MILLIONS OF EUROS)                        2005      2004
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Group net income                                                386       278

- Amortization of intangibles arising on acquisition,            14        18
  net of tax

- Impairment, net of tax                                         24       164

- Capital gains, net of tax, on the sale of                     (87)        -
  subsidiaries to JCDecaux

- Capital loss, net of tax, on the redemption of the             16         -
  Oceane

- Capital gains, net of tax, on the OBSA/CLN                      -      (134)
  transactions

- Deferred tax assets related to conversion to IFRS               -       (57)
                                                         -----------------------

Headline net income                                             353       269
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DILUTED HEADLINE EPS: Diluted EPS calcuted with Headline net income as shown above.

NET DEBT TO EQUITY RATIO: net debt at year end as a percentage of shareholder's equity including minority interests.

AVERAGE NET DEBT: yearly average of average net debt of each month for the year.

FREE CASH FLOW: cash flow from operations after net capital expenditure, excluding acquisitions.

NET NEW BUSINESS: this figure does not result from financial reporting, but is based on an estimate of annualized advertising media spending on new business, net of losses, from new and existing clients.

Publicis Groupe, Annual Results 2005 - Appendix                              8/8

                                   APPENDIX 2
                        CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2005

CONSOLIDATED INCOME STATEMENT
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                      MILLIONS OF EUROS                        2005      2004
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REVENUES                                                      4 127     3 832

Personnel expenses                                           (2 454)   (2 271)

Other operating expenses                                       (908)     (862)

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION           765       699

Depreciation and amortization expense (excluding intangibles   (116)     (119)
arising on acquisition)

OPERATING INCOME BEFORE AMORTIZATION OF INTANGIBLES ARISING     649       580
ON ACQUISITION AND IMPAIRMENT

Amortization of intangibles arising on acquisition              (23)      (29)

Impairment                                                      (33)     (215)

Non-current income (expense)                                     59       (10)

OPERATING INCOME                                                652       326

Cost of net financial debt                                      (78)     (108)

Other financial income (expense)                                (14)       (6)

INCOME OF CONSOLIDATED COMPANIES BEFORE TAXES                   560       212

Income taxes                                                   (157)     (112)

Net change in deferred taxes related to the OBSA/CLN              -       198
transactions and deferred tax assets related to the conversion to IFRS

NET INCOME OF CONSOLIDATED COMPANIES                            403       298

Equity in net income of non-consolidated companies               11         6

NET INCOME                                                      414       304

Profit attributable to minority interests                        28        26

PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT             386       278
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PER SHARE DATA (IN EUROS)
--------------------------------------------------------------------------------
NUMBER OF SHARES                                        210 415 990  210 535 541

Net earnings per share                                      1.83         1.32

NUMBER OF SHARES - DILUTED                              233 816 994  233 984 337

Net earnings per share - diluted                            1.76         1.29
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Publicis Groupe, Annual Results 2005 - Appendix                              9/9

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
          MILLIONS OF EUROS                                    2005      2004
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Assets

Goodwill, net,                                                2 883     2 623

Intangible assets, net                                          763       740

Property and equipment, net                                     580       609

Deferred tax assets                                             216       368

Investments accounted for by the equity method                   33        17

Other financial assets                                          118       143

NON-CURRENT ASSETS                                            4 593     4 500

Inventory and costs billable to clients                         580       437

Accounts receivable                                           4 014     3 282

Other receivables and other current assets                      577       450

Cash and cash equivalents                                     1 980     1 186

CURRENT ASSETS                                                7 151     5 355

TOTAL ASSETS                                                 11 744     9 855
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Liabilities and shareholders' equity

Capital stock                                                    79        78

Additional paid-in capital and retained earnings              2 006     1 551

SHAREHOLDERS' EQUITY                                          2 085     1 629

Minority interests                                               20        31

TOTAL EQUITY                                                  2 105     1 660

Long-term  financial  debt (more than 1 year)                 1 913     1 492

Deferred tax liabilities                                        220       365

Long-term provisions                                            539       537

NON-CURRENT LIABILITIES                                       2 672     2 394

Accounts payable                                              4 605     3 694

Short-term financial debt (less than 1 year)                    224       273

Income taxes payable                                            263       206

Short-term provisions                                           120       106

Other creditors and other current liabilities                 1 755     1 522

CURRENT LIABILITIES                                           6 967     5 801

TOTAL  LIABILITIES AND  SHAREHOLDERS' EQUITY                 11 744     9 855
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Net financial debt                                              207       618
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Publicis Groupe, Annual Results 2005 - Appendix                            10/10

CONSOLIDATED CASH FLOW STATEMENT
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                     MILLIONS OF EUROS                           2005      2004
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I- CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                     414       304
   Income taxes                                                   157       (86)
   Cost of net financial debt                                      78       108
   Capital (gains) losses on disposal (before tax)                (58)       10
   Depreciation, amortization and impairment on property          172       363
   and equipment and intangible assets
   Calculated expenses on stock options and similar items          20        20
   Other calculated income and expenses                            11        13
   Equity in net income of unconsolidated companies               (11)       (6)
   Dividends received from equity accounted investments             9         7
   Restructuring expenditure                                      (30)      (79)
   Taxes paid                                                    (167)     (114)
   Interest paid                                                  (93)      (73)
   Interest received                                               44        46
   Change in working capital requirements (1)                      74       264
NET CASH PROVIDED BY OPERATING ACTIVITIES                         620       777

II- CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of property and equipment and intangible assets      (83)     (104)
   Proceeds from sale of property and equipment and intangible      8         3
   Purchases of investments and other financial assets, net         7       468
   Acquisitions of subsidiaries                                   (71)     (124)
   Disposals of subsidiaries                                       98         -
NET CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES         (41)      243

III- CASH FLOWS FROM FINANCING ACTIVITIES
   Dividends paid to parent company shareholders                  (55)      (47)
   Dividends paid to minority shareholders of subsidiaries        (19)      (23)
   Cash received on new borrowings                                747       455
   Reimbursement of borrowings                                   (460)   (1 307)
   Net purchases of treasury stock and equity warrants              7        (9)
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES         220      (931)

IV- IMPACT OF EXCHANGE RATE FLUCTUATIONS                           72       (39)

NET CHANGE IN CONSOLIDATED CASH FLOWS (I + II + III + IV)         871        50
--------------------------------------------------------------------------------
   Cash and cash equivalents at January 1                       1 186     1 415
   Bank overdrafts at January 1                                  (172)     (451)
                                                                 ----      ----
   Net cash and cash equivalents at beginning of year           1 014       964
   Cash and cash equivalents at December 31                     1 980     1 186
   Bank overdrafts at December 31                                 (95)     (172)
                                                                 ----      ----
   Net cash and cash equivalents at end of year                 1 885     1 014
NET CHANGE IN CASH AND CASH EQUIVALENTS                           871        50
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1) BREAKDOWN OF CHANGE IN WORKING CAPITAL REQUIREMENTS
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   Change in inventory and costs billable to clients              (97)      (47)
   Change in accounts receivable and other receivables           (391)       76
   Change in accounts payable, other creditors and provisions     562       235
                                                                 ----      ----
   CHANGE IN WORKING CAPITAL REQUIREMENTS                          74       264
-------------------------------------------------------------------------------

Publicis Groupe, Annual Results 2005 - Appendix                            11/11

                                 STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    GAINS AND
                                                                          RESERVES   LOSSES
                                                              ADDITIONAL     AND    RECOGNIZED  SHARE-
NUMBER OF                MILLIONS OF EUROS            CAPITAL  PAID-IN    RETAINED    THROUGH   HOLDERS'   MINORITY       TOTAL
 SHARES                                                STOCK   CAPITAL    EARNINGS    EQUITY    EQUITY     INTERESTS      EQUITY
------------------------------------------------------------------------------------------------------------------------------------
195 378 253  JANUARY 1, 2004 BEFORE DEDUCTION OF           78     2 557        (968)      154        1 821       28         1 849
             TREASURY STOCK
-----------------------------------------------------------------------------------------------------------------------------------
(13 012 389) Deduction of treasury stock existing at                           (323)                  (323)                  (323)
             January 1 (a)
-----------------------------------------------------------------------------------------------------------------------------------
182 365 864  JANUARY 1, 2004 AFTER DEDUCTION               78     2 557      (1 291)      154        1 498       28         1 526
             OF TREASURY STOCK
-----------------------------------------------------------------------------------------------------------------------------------
             Change in value of available for sale                                         (9)          (9)                    (9)
             assets (1)

             Change in cumulative translation
             adjustment                                                                  (107)        (107)      (1)         (108)
-----------------------------------------------------------------------------------------------------------------------------------
             GAINS AND LOSSES RECOGNIZED
             THROUGH EQUITY                                 -         -           -      (116)        (116)      (1)         (117)
-----------------------------------------------------------------------------------------------------------------------------------
             Net income for the year                                            278                    278       26           304
-----------------------------------------------------------------------------------------------------------------------------------
             TOTAL INCOME AND EXPENSES
             IN THE YEAR                                    -         -         278      (116)         162       25           187
-----------------------------------------------------------------------------------------------------------------------------------
     92 808  Increase in capital stock of
             Publicis Groupe SA                             -         -           -         -            -        -             -
             Dividends paid                                         (20)        (27)                   (47)     (23)          (70)
             Share-based remuneration                                            20                     20                     20
             Effect of acquisitions and of commitments
             to purchase minority interests                                                                       1             1
             Reversal of Saatchi & Saatchi provisions                             2                      2                      2
             Reversal of Italian Bond provisions                                  3                      3                      3
-----------------------------------------------------------------------------------------------------------------------------------
195 471 061  DECEMBER 31, 2004 BEFORE DEDUCTION            78     2 537        (692)       38        1 961       31         1 992
             OF TREASURY STOCK
-----------------------------------------------------------------------------------------------------------------------------------
   (367 000) Purchases/sale of treasury                                          (9)                    (9)                    (9)
             stock (b)
-----------------------------------------------------------------------------------------------------------------------------------
(13 382 843) Deduction of treasury stock                                       (332)                  (332)                  (332)
             existing at December 31, 2004 (c=a+b)
-----------------------------------------------------------------------------------------------------------------------------------
182 088 218  DECEMBER 31, 2004 AFTER DEDUCTION             78     2 537      (1 024)       38        1 629       31         1 660
             OF TREASURY STOCK
-----------------------------------------------------------------------------------------------------------------------------------
             Change in value of available for sale                                        (16)         (16)                   (16)
             assets (1)
             Hedge on net investment                                                        9            9                      9
             Change in cumulative translation
             adjustment                                                                   116          116        5           121
-----------------------------------------------------------------------------------------------------------------------------------
             GAINS AND LOSSES RECOGNIZED                                                  109          109        5           114
             THROUGH EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
             Net income for the year                                            386                    386       28           414
-----------------------------------------------------------------------------------------------------------------------------------
             TOTAL INCOME AND EXPENSES IN THE YEAR                              386       109          495       33           528
-----------------------------------------------------------------------------------------------------------------------------------
  1 637 949  Increase in capital stock of                   1        47         (48)                     -                      -
             Publicis Groupe SA
             Dividends paid                                                     (55)                   (55)     (19)          (74)
             Share-based remuneration                                            20                     20                     20
             Buyback of equity warrants (BSA)                                    (2)                    (2)                    (2)
             Additional interest on Oranes                                       (2)                    (2)                    (2)
             Partial early redemption of the 2018
             Oceane (option component)                                           (9)                    (9)                    (9)
             Effect of acquisitions and of commitments
             to purchase minority interests                                                                     (25)          (25)
-----------------------------------------------------------------------------------------------------------------------------------
197 109 010  DECEMBER 31, 2005 BEFORE DEDUCTION            79     2 584        (402)      147        2 408       20         2 428
             OF TREASURY STOCK
-----------------------------------------------------------------------------------------------------------------------------------
    343 079  Purchases/sale of treasury stock (d)                                 9                      9                      9
-----------------------------------------------------------------------------------------------------------------------------------
(13 039 764) Deduction of treasury stock existing                              (323)                  (323)                  (323)
             at December 31, 2005 (e=c+d)
-----------------------------------------------------------------------------------------------------------------------------------
184 069 246  DECEMBER 31, 2005 AFTER DEDUCTION
             OF TREASURY STOCK                             79     2 584        (725)      147        2 085       20         2 105
-----------------------------------------------------------------------------------------------------------------------------------

      (1) AMOUNTS NET OF TAX


Publicis Groupe, Annual Results 2005 - Appendix                            12/12

   -----------------------------------------------------------------------
             MILLIONS OF EUROS             DECEMBER 31,    DECEMBER 31,
                                               2005            2004
   -----------------------------------------------------------------------
   Revaluation of property                      105            105
   Revaluation of available for sale assets      24             40
   Hedge on net investment                        9              -
   Cumulative translation adjustment              9           (107)
   -----------------------------------------------------------------------
    TOTAL GAINS AND LOSSES RECOGNIZED           147             38
    THROUGH EQUITY
   -----------------------------------------------------------------------

Publicis Groupe, Annual Results 2005 - Appendix                            13/13

EARNINGS PER SHARE AND DILUTED EARNINGS PER SHARE
--------------------------------------------------------------------------------
                                                           2005         2004
--------------------------------------------------------------------------------
NET INCOME RETAINED FOR THE CALCULATION OF
EARNINGS PER SHARE (IN MILLIONS OF EUROS)

Group net income                                      a         386          278

IMPACT OF DILUTIVE INSTRUMENTS:

- Savings in financial expenses related to                       25           23
the conversion of debt instruments (1)
                                                       -------------------------
Group net income - diluted                            b         411          301

NUMBER OF SHARES RETAINED FOR THE
CALCULATION OF EARNINGS PER SHARE

Average number of shares in circulation                 182 818 378  182 410 541

Shares to be issued to redeem the ORANEs                 27 597 612   28 125 000
                                                       -------------------------
Average number of shares retained for the             c 210 415 990  210 535 541
calculation

IMPACT OF DILUTIVE INSTRUMENTS: (2)
- Effect of exercise of dilutive stock options              228 591      276 383
- Shares resulting from the conversion of the            23 172 413   23 172 413
convertible bonds (1)                                  -------------------------

Number of shares - diluted                            d 233 816 994  233 984 337
--------------------------------------------------------------------------------
(IN EUROS)
--------------------------------------------------------------------------------

EARNINGS PER SHARE                                  a/c    1.83        1.32

EARNINGS PER SHARE - DILUTED                        b/d    1.76        1.29
--------------------------------------------------------------------------------

(1) ONLY THE 2008 OCEANES ARE TAKEN INTO ACCOUNT FOR THE CALCULATION OF EARNINGS PER SHARE AS THE 2018 OCEANES HAVE A RELUTIVE EFFECT ON EPS.

(2) EQUITY WARRANTS AND STOCK OPTIONS WHOSE EXERCISE PRICE IS GREATER THAN THE AVERAGE SHARE PRICE FOR 2005, AS WELL AS THE 2018 OCEANES, ARE NOT TAKEN INTO ACCOUNT IN THE CALCULATION OF DILUTED EARNINGS PER SHARE BECAUSE OF THEIR RELUTIVE NATURE.

Publicis Groupe, Annual Results 2005 - Appendix                            14/14

EARNINGS PER SHARE AND DILUTED EARNINGS PER SHARE (CON'T)
--------------------------------------------------------------------------------
                                                           2005         2004
--------------------------------------------------------------------------------
NET INCOME RETAINED FOR THE CALCULATION OF
HEADLINE EARNINGS PER SHARE (1) (IN MILLIONS OF EUROS)

Group net income                                                386         278

ITEMS EXCLUDED:

- Amortization of intangibles arising on acquisition,            14          18
  net of tax

- Impairment, net of tax                                         24         164

- Capital gains, net of tax, on the sale of JCDecaux            (87)          -
  Netherlands, Sopact et 33% interest in Metrobus

- Capital loss, net of tax, on the redemption of the             16           -
  Oceane

- Capital gains, net of tax, on the OBSA/CLN                      -        (134)
  transactions

- Deferred tax assets related to conversion to IFRS               -         (57)
                                                       -------------------------
Current net income                                    e         353         269

IMPACT OF DILUTIVE INSTRUMENTS:

- Savings in financial expenses related to the                   25          23
conversion of debt instruments

                                                       -------------------------
Current net income - diluted                          f         378         292

NUMBER OF SHARES RETAINED FOR THE CALCULATION
OF EARNINGS PER SHARE

Average number of shares in circulation                 182 818 378 182 410 541

Shares to be issued to redeem the ORANEs                 27 597 612  28 125 000
                                                       -------------------------
Average number of shares retained for the             c 210 415 990 210 535 541
calculation

IMPACT OF DILUTIVE INSTRUMENTS:
- Effect of exercise of dilutive stock options              228 591     276 383
- Shares resulting from the conversion of convertible    23 172 413  23 172 413
                                                       -------------------------
Number of shares - diluted                            d 233 816 994 233 984 337
--------------------------------------------------------------------------------
(EN EUROS)
--------------------------------------------------------------------------------
HEADLINE EARNINGS PER SHARE (1)                     e/c    1.68         1.28

HEADLINE EARNINGS PER SHARE (1) - DILUTED           f/d    1.62         1.25
--------------------------------------------------------------------------------

(1) EARNINGS PER SHARE BEFORE AMORTIZATION OF INTANGIBLES ARISING ON ACQUISITION, IMPAIRMENT, CAPITAL GAIN (LOSS) ON THE DISPOSALS OF JCDECAUX NETHERLANDS, SOPACT ET 33% INTEREST IN METROBUS, THE OBSA/CLN TRANSACTIONS (NET OF TAX) AND THE RECOGNITION OF DEFERRED TAX ASSETS RELATED TO CONVERSION TO IFRS.

Publicis Groupe, Annual Results 2005 - Appendix                            15/15